ASAL
ORIGINAL

Borang ICA 7
Form ICA 7

KEMENTERIAN
PERDAGANGAN
ANTARABANGSA DAN
INDUSTRI MALAYSIA



*MINISTRY OF
INTERNATIONAL TRADE
AND INDUSTRY OF
MALAYSIA*

AKTA PENYELARASAN PERINDUSTRIAN, 1975
LESEN PENGILANGAN
INDUSTRIAL CO-ORDINATION ACT, 1975
MANUFACTURING LICENCE

No. Siri: A **024662**
Serial No.:

No. Lesen: **A 015951**
Licence No.:

PADA MENURUT AKTA PENYELARASAN PERINDUSTRIAN, 1975
IN PURSUANCE OF THE INDUSTRIAL CO-ORDINATION ACT, 1975

Saya memberi lesen kepada...
I license

PLANT BIOFUELS CORPORATION SDN. BHD.
....
(Nama pemohon/*Applicant's name*)

22 Disember 2006

untuk bertindak sebagai PENGILANG BERLESEN mulai dari ....
to act as LICENSED MANUFACTURER as from   (Tarikh/*Date*)

Lot No. 122A, Kawasan Perindustrian Gebeng Fasa II,
di tempat pengilangan beralamat...
at the place of manufacturing at
Kuantan, Pahang Darul Makmur
....

....

bagi keluaran yang dinyatakan di bawah ini dan tertakluk kepada syarat yang dilampirkan bersama ini:
for product(s) specified hereunder and subject to the conditions attached herewith:

Keluaran:
Product:

'Biodiesel (Palm Methyl Ester)' dan 'Refined Glycerine'

O 2 Februari 2007
Bertarikh pada...
Dated this

PEGAWAI PELESEN/
LICENSING OFFICER